QUANTRX BIOMEDICAL CORPORATION
10190 SW90TH AVENUE, NO. 4690, TUALATIN, OREGON 97123

October 26, 2012

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Accountant
100 F Street, NE
Washington, DC 20549

Re: Request for Waiver – QuantRx Biomedical Corporation (the "*Company*") (Commission
        File No. 0-17119)

Ladies and Gentlemen:

The purpose of this letter is to seek a consent waiver from the staff of the Division of Corporation Finance's Office of Chief Accountant (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") with the requirement that the Company's predecessor auditors, BehlerMick, PS ("*BehlerMick*") reissue or give its consent with respect to the use of its report on the Company's financial statements for the fiscal year ended December 31, 2010 (the "*2010 Financials*") contained in the Company's Form 10-K for the fiscal year ended December 31, 2011 (the "*2011 10-K*"). As requested by the Commission's Division of Corporation Finance in its Financial Reporting Manual (the "*Manual*"), Topic 4820, *Accountant's Inability to Reissue Reports*, this waiver is requested under Rule 437 of Regulation C under the Securities Act of 1933, as amended, and is supported by an Affidavit of William Fleming, President of the Company.

Summary. As more particularly set forth below, BehlerMick ceased to exist as an independent auditing firm on October 31, 2011. BehlerMick therefore cannot provide its consent with respect to the inclusion of its report regarding the 2010 Financials in the 2011 10-K. The cost of re-auditing the Company's 2010 Financials, and therefore obtaining a report of the Company's current independent auditor, MartinelliMick PLLC ("*Martinelli*"), with respect to the 2010 Financials is prohibitive, would subject the Company to unreasonable effort and expense, and would therefore create an undue hardship not necessary for the protection of investors. The Company therefore seeks a consent waiver of the requirement that BehlerMick reissue or give its consent with respect to the use of its report on the Company's 2010 Financials contained in the 2011 10-K. As permitted by applicable authority, the Company instead proposes to, among other actions set forth in this request ("*Application*"), add a legend to BehlerMick's report contained in an amendment to the 2011 10-K (the "*Amended Filing*") indicating that (*i*) BehlerMick's report is a copy of the previously issued report and (*ii*) that BehlerMick has not reissued the report.

Background. During the fiscal year ended December 31, 2010, the Company employed BehlerMick as its independent auditing firm, responsible for auditing the Company's financial statements, and providing its consent with respect to the inclusion of its report regarding the financials statements in the Company's annual reports to the Commission. BehlerMick fulfilled its obligations to the Company as to the 2010 Financials, and issued its consent to the inclusion of its report regarding the 2010 Financials in the Company's Form 10-K for the fiscal year ended December 31, 2010 (the "*2010 10-K*") filed with the Commission on April 14, 2011. On October 31, 2011, BehlerMick advised the Company that it would cease operations, would no longer practice public accounting or issue audit opinions either in its own name or in the name of a successor firm, and would no longer exist as a separate entity. As a result BehlerMick could no longer consent to the inclusion of its report with respect to the 2010 Financials in subsequent reports filed with the Commission, including the 2011 10-K.

Following the cessation of BehlerMick's operations, the Company retained Martinelli, an independent auditing firm established by former BehlerMick principals, to replace BehlerMick as the Company's independent auditing firm. Although former principals of BehlerMick founded Martinelli, it is not a successor firm within the meaning of Topic 4820.1 of the Manual. Nevertheless, the Company assumed that Martinelli would issue a report with respect to the 2010 Financials with minimal effort and expense. However, the person responsible for the audit of the 2010 Financials at BehlerMick and the preparation of the report is no longer associated with BehlerMick or Martinellli. As a result, the Company filed the 2011 10-K, which included the report issued by BehlerMick with respect to the 2010 Financials, dated as of April 14, 2011. The Company included the report in reliance on relevant authority published by the PCAOB and the Commission's Division of Corporation Finance in the Manual, as more particularly set forth below. As requested by the Staff in its comment letter dated October 12, 2012, since the Company is unable to re-audit the 2010 Financials, the Company respectfully requests the consent waiver set forth in this Application.

Discussion. A disclosed in the 2011 10-K, the Company's efforts to commercialize its products are currently contingent on obtaining additional financing to execute its business and operating plan. As a result, the Company's current financial condition is inadequate to provide payment to Martinelli to re-audit the 2010 Financials previously audited by BehlerMick. As a result, and since BehlerMick has ceased all operations, the Company is unable, without unreasonable effort and expense, to comply with the requirement set forth in Rule 2-02 of Regulation S-X to include a currently dated consent to the use of BehlerMick's opinion with respect to the 2010 Financials in the Amended Filing, or finance the re-audit of the 2010 Financials by Martinelli. As a result, the Company considered the guidance provided by the PCAOB in Paragraph .65 of Section 9508, entitled *"Reports on Audited Financial Statements; Auditing Interpretations of Section 508"*, as affirmed by the Commission's Division of Corporation Finance in Topic 4820 of the Manual, *Accountant's Inability to Reissue Reports* [AU 9508, Interpretation 15, Regulation C, Rule 437] (*"Applicable Guidance"*), in electing to include BehlerMick's report in its 2011 10-K with respect to the 2010 Financials, and believes that such guidance supports the consent waiver requested in this Application.

The Company does not believe that requiring a re-audit of the 2010 Financials by Martinelli is required to protect the interests of the Company's stockholders.   In the event there was a material misstatement of the Company's financial condition or results from operations as disclosed in the Company's 2010 Financials, those misstatements would have been detected by Martinelli and disclosed to the Company in connection with its review of the Company's quarterly financial statements during 2011, and/or in connection with the audit of the 2011 Financials by Martinelli. In addition, and in light of the foregoing, it would be contrary to the interests of the Company's stockholders to require the Company to use its limited resources to re-audit the 2010 Financials – resources that could otherwise be used to build stockholder value.

Provided the Staff agrees to the consent waiver requested in this Application, the Company undertakes to:

A.   File the Amended Filing with the Commission that includes the 2010 Financials as audited by BehlerMick before BehlerMick ceased operations, but, following the Applicable Guidance, include a prominent legend indicating that (*i*) BehlerMick's audit report is a copy of the report issued on

April 14, 2011; and (*ii*) that BehlerMick has not reissued the report due to the cessation of BehlerMick's operations;

B. Clearly disclose the limitations on recovery by investors due to the lack of a reissued audit opinion by BehlerMick in the Risk Factors section of the Amended Filing; and

C. Prevent the inclusion of any disclosure in the Amended Filing that expressly or implicitly purports to disclaim the Company's liability for the 2010 Financials.

We hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Filing; and the approval of this Application, or Staff comments or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Amended Filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this Application. Should you require further information, please contact our counsel, Daniel W. Rumsey, at (619) 795-1134. Otherwise, I look forward to a response allowing the Company to proceed with the filing of the Amended Filing without the opinion and consent of Martinelli as to the 2010 Financials.

Very truly yours,

Shalom Hirschman

Dr. Shalom Hirschman, Chief Executive Officer

cc: Daniel W. Rumsey
Disclosure Law Group

Melanie Mick
MartinelliMick PLLC

AFFIDAVIT

STATE OF OREGON   )
) ss
COUNTY WASHINGTON)

William Fleming (the "*Affiant*"), President of QuantRx Biomedical Corporation (the "*Company*"), being first duly sworn says under oath:

1. I am the President of the Company.

2. I am familiar with the factual matters set forth in the Company's application to the staff of the Division of Corporation Finance's Office of Chief Accountant of the Securities and Exchange Commission, requested under Rule 437 of Regulation C of the Securities Act of 1933, as amended, seeking a waiver of the requirement that the Company's predecessor auditors, BehlerMick, PS ("*BehlerMick*") reissue or give its consent with respect to the use of its report on the Company's financial statements for the fiscal year ended December 31, 2010 (the "*2010 Financials*") contained in the Company's Form 10-K for the fiscal year ended December 31, 2011 (the "*2011 10-K*").

3. On October 31, 2011, BehlerMick advised the Company that it would cease operations, would no longer practice public accounting or issue audit opinions either in its own name or in the name of a successor firm, and would no longer exist as a separate entity. BehlerMick therefore cannot provide its consent with respect to the inclusion of its report regarding the 2010 Financials in the 2011 10-K.

4. Upon information and belief, the former principals of BehlerMick founded the Company's current independent auditor, MartinelliMick PLLC ("*Martinelli*"). The Company assumed that Martinelli would issue a report with respect to the 2010 Financials with minimal effort and expense. However, upon information and belief, the person responsible for the audit of the 2010 Financials at BehlerMick and the preparation of the report is no longer associated with BehlerMick or Martinellli.

5. The cost of re-auditing the Company's 2010 Financials, and therefore obtaining a report from Martinelli, with respect to the 2010 Financials is prohibitive, would subject the Company to unreasonable effort and expense, and would therefore create an undue hardship on management, an materially impact the Company's financial condition.

IN WITNESS WHEREOF, the Affiant has caused this Affidavit to be executed, delivered and authorized this the __th day of October, 2012

_____
Name: William Fleming, President